

Mail Stop 3561

October 3, 2017

Via E-mail
Steven Morris
Chief Executive Officer
BioLife4D Corporation
318 Half Day Road, Suite 201
Buffalo Grove, Illinois 60089

  Re: BioLife4D Corporation
    Amendment No. 1 to Draft Offering Statement on Form 1-A
    Submitted September 25, 2017
    CIK No. 0001714919

Dear Mr. Morris:

  We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1. We partially reissue comment 1 of our letter dated August 22, 2017. While we note the company's revised disclosure on page 9 that the offering will commence immediately after the preliminary offering circular has been qualified, we continue to note the statement that the company "may elect to change said schedule if Company believes it is advisable." Please advise how this is consistent with Rule 251(d)(3)(i)(F) of Regulation A. Lastly, please reconcile the disclosure from the plan of distribution regarding management's absolute discretion to extend the offering with the offering circular cover page disclosure.

Use of Proceeds to the Company, page 34

2. We note your response to comment 2 and we reissue it. We continue to note the disclosure that you may find it necessary or advisable to reallocate portions of the net proceeds reserved from one category or another, or to add additional categories and that you have broad discretion in doing do. In addition, we continue to note the risk factor on page 32 that the company has significant discretion over the net proceeds of the offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly. Lastly, we note that a significant portion of the allocation of proceeds is to working capital. Given the lack of operations to date, please provide more specificity of the use of proceeds allocated to working capital.

Description of the Business, page 43

Overview, page 43

3. We note your response to comment 3 and we reissue it. Please provide a more detailed discussion of your proposed business development, with more specific disclosure on the amount of time necessary to develop your proposed business and the FDA regulatory process for any proposed product you develop. Please provide a proposed timeline.

Signatures, page 75

4. We note your response to comment 6 and we reissue it in part. Please have the company's principal accounting officer sign the Form 1-A. See Instruction 1 to Signatures of Form 1-A.

Exhibits

5. We note your response to comment 7 and we reissue it. We note that you have filed as exhibits notes representing $300,000 of the $600,000 of outstanding loans. Please file as exhibits the remaining notes or advise.

Exhibit 1A-11 Consent

6. Please advise your independent registered public accounting firm to revise their consent to include a statement acknowledging the reference of their name as an "expert" in auditing and accounting as disclosed on page 70.

You may contact Brian McAllister at (202) 551-3329 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Jillian Sidoti, Esq.
    Trowbridge Sidoti LLP